Exhibit 99.1

Uxin Announces Strategic Partnership with Wuhan City Economic & Technological Development Zone

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced a strategic partnership with Wuhan City Economic & Technological Development Zone. The Company will establish a joint venture with Wuhan Junshan Urban Asset Operation Co., Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone. Pursuant to the joint venture agreement, Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), a wholly-owned subsidiary of Uxin, will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of the joint venture’s total registered capital, respectively.

The joint venture aims to support Uxin’s plan to establish a new used car super store in Wuhan City, Hubei Province. Wuhan City is one of the top ten cities in China, with a permanent population of approximately 12 million and a GDP of approximately RMB2.0 trillion. Wuhan City has a car volume of over 4 million, making it one of the major automotive markets in China. The formation of the joint venture is a key collaboration for Uxin to promote the development of the automotive aftermarket industry in the Hubei Province and to build a leading brand in China’s used car industry.

Wuhan Junshan is a company indirectly controlled by the State-owned Assets Supervision and Administration Bureau of Wuhan City Economic & Technological Development Zone and is a wholly-owned subsidiary of Wuhan Junshan Xincheng Technology Investment Group Co., Ltd. (“Junshan Xincheng”). The assets of Junshan Xincheng is RMB18.6 billion.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.